Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

VERTICAL AEROSPACE LTD.
Incorporated and registered in the Cayman Islands
(Company Registration No: 376116)
(the “Company”)
Circular relating to an Extraordinary General Meeting to consider, and if thought fit, pass the Resolutions detailed herein.

Notice of an Extraordinary General Meeting (“EGM”) of Vertical Aerospace Ltd. to be held at 10:00 a.m. (GMT) on 30 September 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom.
The Company received a shareholders’ requisition dated 30 August 2024, issued by Stephen Fitzpatrick, in his capacity as the holder of greater than 10.0% of the issued and outstanding ordinary shares of the Company (the “Requisitioning Shareholder”), requesting the directors of the Company to convene an EGM for the sole purpose of considering and, if thought fit, passing the resolutions set out herein in Schedule A.
Only shareholders of record of the Company as of the close of trading on 16 September 2024 ET (the “Record Date”) are entitled to receive the notice of, and to vote at, the EGM. Each ordinary share of the Company, par value at the Record Date of $0.0001 per share (each an “ordinary share”) entitles the holder thereof to one vote.
The accompanying form of proxy for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the EGM. Completion and return of the form of proxy by a shareholder will not preclude him, her or it from attending and voting in person at the EGM. In such event the relevant form of proxy will be deemed to be revoked.

SCHEDULE A
VERTICAL AEROSPACE LTD.
incorporated in the Cayman Islands
(Company Registration No.: 376116)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF THE COMPANY

NOTICE is hereby given that an Extraordinary General Meeting (“EGM”) of Vertical Aerospace Ltd. (the “Company”) will be held at 10:00 a.m. (GMT) on 30 September 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom.
The Company received a shareholders’ requisition dated 30 August 2024 (the “Requisition Notice”), issued by Stephen Fitzpatrick, in his capacity as the holder of greater than 10.0% of the issued and outstanding ordinary shares of the Company (the “Requisitioning Shareholder”), requesting the directors of the Company to convene an EGM for the sole purpose of considering and, if thought fit, passing the following resolutions as Special Resolution and Ordinary Resolution, respectively:
Resolutions:
RESOLVED AS A SPECIAL RESOLUTION THAT:
Articles 20.5, 24.1, 24.2 and 30 of the memorandum and articles of association of the Company in place at the time of the EGM (the “Articles”) be and are hereby amended to reflect the amendments shown in Schedule B attached hereto.
RESOLVED AS AN ORDINARY RESOLUTION THAT:
The registered office services provider of the Company be and hereby is authorised and directed to make all filings necessary with the Registrar of Companies as required by applicable Cayman Islands law in connection with the amendment of Articles 20.5, 24.1, 24.2 and 30 of the Articles.
Requisitioning Shareholder Articles Amendment Proposal
The following is the description, as set forth in the Requisition Notice, of the general nature of the proposed amendments to the Articles. In order to fully understand and evaluate each of the proposed amendments to the Articles by the Requisitioning Shareholder (together, the “Requisitioning Shareholder Articles Amendments”), shareholders must refer to Schedule B to this Circular, with the insertions in relation to the Requisitioning Shareholder Articles Amendments indicated by single-underlined and bold text and deletions indicated by strikethrough text.
Under the Requisitioning Shareholder Articles Amendments, the Articles are proposed to be amended to:
•
Amend Articles 20.5 and 24.1 to adjust the period to convene an extraordinary general meeting following a member’s requisition from fourteen to seven days (or such later date as may be required pursuant to the applicable rules of the Designated Stock Exchange (as defined in the Articles));

•
Amend Article 24.2 to adjust the minimum notice period of general meetings of the Company from ten to seven days (or within such longer period as may be required pursuant to the applicable rules of the Designated Stock Exchange (as defined in the Articles));

•
Amend Article 30 to, among other things:

(i)
Remove the independence requirements of certain Appointed Directors (as defined in the Articles);

(ii)
Include a right for the shareholders of the Company holding the majority of the issued and outstanding Shares (as defined in the Articles) to remove General Directors (as defined in the Articles) by written instruction; and

(iii)
Delete Article 30.11 in its entirety to remove and avoid conflicts with new Article 30.10 and Article 30.12.

Dated this 17th day of September 2024
Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
A shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3.
The instrument appointing a proxy must be deposited at the offices of the Company (Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting (or, if applicable, any adjourned meeting).

Personal data privacy:
By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

PROXY FORM
VERTICAL AEROSPACE LTD. (the “Company”)
Incorporated in the Cayman Islands
(Company Registration No.: 376116)

IMPORTANT:
Personal data privacy
By submitting an instrument appointing a proxy(ies) and/or representative(s), the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated 17 September 2024.

The completed proxy form should be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the Extraordinary General Meeting.
I/We
[please insert full name]
of
[please insert company name (if applicable)]
being a Shareholder/Shareholders of the above named Company hereby appoint the Chairman of the Meeting (if you would like someone other than the Chairman to serve as your proxy, strike out the Chairman and provide details below of any substitute proxy)
or
[please insert proxy name (if applicable)]
of
[please insert proxy’s organisation / role (if applicable)]
as my/our proxy to vote for me/us on my/our behalf in the manner indicated on the next page at the Extraordinary General Meeting of the Company at which I/we are entitled to vote to be held 10:00 a.m. (GMT) on 30 September 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom, and at any adjourned such meeting (the “Meeting”).
Signed:

Date:

Note: A holder of shares of the Company entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a holder of shares.
Resolutions
1.
RESOLVED AS A SPECIAL RESOLUTION THAT:

Articles 20.5, 24.1, 24.2 and 30 of the memorandum and articles of association of the Company in place at the time of the EGM (the “Articles”) be and are hereby amended to reflect the amendments shown in Schedule B attached hereto.
For:
Against:
If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolutions.

2.
RESOLVED AS AN ORDINARY RESOLUTION THAT:

The registered office services provider of the Company be and hereby is authorised and directed to make all filings necessary with the Registrar of Companies as required by applicable Cayman Islands law in connection with the amendment of Articles 20.5, 24.1, 24.2 and 30 of the Articles.
For:
Against:
If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolutions.
Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
A shareholder may appoint a proxy of his or her own choice. If the appointment is made, delete the words “the Chairman of the Meeting” and insert the name of the person appointed as proxy in the space provided.

3.
The instrument appointing the proxy must be in writing and signed by the appointer or his/her attorney duly authorised in writing.

4.
If the appointer is a corporation, this form must be executed under its common seal or by its attorney or an officer on behalf of the corporation.

5.
In the case of joint shareholders, the vote of the senior shareholder shall be accepted to the exclusion of the other joint holders and seniority shall be determined by the order in which the names stand in the register of members. However, the names of all the joint shareholders should be stated.

6.
If the shareholder does not insert a proxy of his/her own choice it shall be assumed that they wish to appoint the chairman of the meeting to act for them.

7.
Every shareholder shall have one vote for each share in the Company he, she or it holds. Unless the shareholder indicates to the contrary, all votes in respect of his shareholding will be cast in the same way. Any alterations made in this form must be initialled.

8.
If this Form is returned without any indication as to how the person appointed proxy shall vote (including as to any other matter coming before the meeting), the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting.

9.
The proxy may vote at his or her discretion on any other business as may properly come before the Meeting or any adjournment or postponement thereof.

10.
In order to be valid, the instrument appointing a proxy must be completed and deposited at the offices of the Company (Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Meeting (or, if applicable, any adjourned meeting).

SCHEDULE B
REQUISITIONING SHAREHOLDER AMENDMENTS TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION
Insertions in relation to the Requisitioning Shareholder Articles Amendments are indicated by single-underlined and bold text. Deletions are indicated by strikethrough text.
Article 20.5 shall be amended as follows:
“20.5
If the Board does not convene an extraordinary general meeting within ~~fourteen~~ seven (~~14~~ 7) days (or such later date as may be required pursuant to the applicable rules of the Designated Stock Exchange) from the date in which the requisition is received pursuant to this Article, except where the Board does not convene an extraordinary general meeting for the reasons set forth in Article 20.4, the requisitionists may convene an extraordinary general meeting. An extraordinary general meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which extraordinary general meetings are to be convened by the Board.”

Article 24.1 shall be amended as follows:
“24.1
If a Member or Members validly request to call an extraordinary general meeting in accordance with limb (ii) of Article 20.3, the Company must send out notice for such extraordinary general meeting of the Company within ~~14~~ seven (7) days (or such later date as may be required pursuant to the applicable rules of the Designated Stock Exchange) of receipt of such valid requisition in accordance with Article 24. If the Company fails to call the extraordinary general meeting the requisitionists may call the meeting pursuant to Article 20.5. Where the extraordinary general meeting is convened by the requisitionists, notice of such meeting shall be sent by the requisitionists (or any one of them) in accordance with this Article 24.”

Article 24.2 shall be amended as follows:
“24.2
The notice of any general meeting of Members shall be sent or otherwise given in accordance with these Articles not less than ~~ten~~ seven (~~10~~ 7) days (or within such longer period as may be required pursuant to the applicable rules of the Designated Stock Exchange) (but not more than sixty (60) days) before the date of the meeting to each Member entitled to vote at such meeting in accordance with Article 24. If the Directors consider that it is impractical or unreasonable to hold a general meeting on the date or at the time or place as set out in the notice calling the general meeting, the Directors may, acting pursuant to a resolution, postpone or reschedule any previously scheduled general meeting, before or after the notice for such meeting has been sent, except where such rearrangement would be contrary to Applicable Law. The Directors shall take reasonable steps to ensure that notice of the time, date and place of the rearranged meeting is given to any member trying to attend the meeting at the original time, date and place. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy for that meeting is valid if it is done in accordance with these Articles and received not less than 48 hours before the commencement of the rearranged meeting to which it relates. The Directors may also change the place of or postpone (or both) the rearranged meeting under this Article.”

Article 30 shall be amended as follows:
“30 Directors
30.1
There shall be a Board consisting of up to seven Directors (but not less than one Director), unless increased or decreased from time to time by the Directors or the Company in general meeting. So long as Shares are listed on the Designated Stock Exchange, the Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require (subject to any applicable exceptions for Controlled Companies).

30.2
Subject to Article 30.1, SF may propose the following number of individuals to sit on the Board as Directors (such proposal(s) being subject to Article 23(f) ~~and, where applicable, the Nominating and~~

~~Corporate Governance Committee’s review in accordance with Article 30.7~~) for so long as SF Beneficially Owns greater than:
(a)
50.0% of the Company’s Ordinary Shares issued and outstanding, four individuals ~~(of which two individuals must be Independent Directors and independent as determined in good faith by the Nominating and Corporate Governance Committee)~~;

(b)
36.7% of the Company’s Ordinary Shares issued and outstanding, three individuals ~~(of which one individual must be an Independent Director and independent as determined in good faith by the Nominating and Corporate Governance Committee)~~;

(c)
23.2% of the Company’s Ordinary Shares issued and outstanding, two individuals; and

(d)
10.0% of the Company’s Ordinary Shares issued and outstanding, one individual,

(each, upon the effectiveness of their appointment, an “Appointed Director”).
30.3
SF shall be deemed an Appointed Director for so long as he is a Director.

30.4
Any Director position that SF does not have a right to propose a candidate in respect of in accordance with Article 30.2 may be filled in accordance with Article 30.12(a) or Article 30.9 (each such director, a “General Director”).

30.5
If SF is no longer permitted to propose an Appointed Director(s) due to a decrease in his holding of the Company’s Ordinary Shares issued and outstanding, then SF may elect to re-designate the applicable number of Appointed Director(s) as General Directors by delivering written notice to the Company. In the event that SF has not exercised this re-designation right within ten Business Days of such decrease, the Board shall re-designate the applicable number of Appointed Director(s) as General Director(s). Directors who are re-designated as General Directors may be removed from the Board in accordance with these Articles.

30.6
SF shall, in good faith, apply the criteria established by the Nominating and Corporate Governance Committee in proposing the appointment of any Appointed Director.

30.7
The Nominating and Corporate Governance Committee shall ~~review~~ recommend each candidate proposed by SF ~~to be an Independent Director for fitness and, if deemed fit for service (or, with respect to non-independent Appointed Directors, proposed~~, and deemed fit for service by SF~~)~~, ~~the Nominating and Corporate Governance Committee will recommend the individuals~~ for election by a majority vote of the Board.

30.8
~~If an individual proposed by SF in accordance with Article 30.2 is deemed unfit by the Nominating and Corporate Governance Committee pursuant to Article 30.7, SF shall have the right to propose successive individuals until such Director position is filled.~~ [Intentionally left in blank]

30.9
The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board in respect of a General Director position, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Any Director so appointed shall hold office until his earlier death, resignation or removal.

30.10
~~Other than in respect of an Independent Director,~~ SF may remove any Appointed Director, with or without cause, by delivering notice to the Company~~, and any Appointed Director who is an Independent Director and any~~. General Directors may be removed ~~in accordance~~ with ~~the procedure set out in these Articles~~ or without cause by holders of the majority of the issued and outstanding Shares by written instruction to the Company, or at a general meeting of the Company pursuant to Article 30.12. Where any Appointed Director is removed, SF shall have the right to propose individuals to sit on the Board as Appointed Directors to fill up any available vacancies resulting from any such removals, up to the number of individuals as set out in Article 30.2.

30.11
~~Subject to Article 30.10, a director may be removed from office by the Members by Special Resolution for cause (“cause” for removal of a Director shall be deemed to exist only if (a) the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found by the affirmative vote of a majority of the Directors then in office at a meeting of the Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a Director) at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). If the Board makes a determination that removal of a Director by the Members by Special Resolution is in the best interests of the Company the above definition of “cause” shall not apply.~~ [Intentionally left in blank]

30.12
Subject to inclusion in the applicable notice, the following matters may be brought before a general meeting:

(a)
the proposed appointment (subject to being deemed fit for service by the Nomination and Corporate Governance Committee) of individuals as General Directors (except that SF and his affiliates (as defined in Rule 405 under the Securities Act) shall not be permitted to table appointments for General Directors to the Board for so long as SF has a right to propose three or more Appointed Directors); and

(b)
the removal of ~~any Appointed Director who is an Independent Director and~~ any General Directors,

and both (a) and (b) shall require approval by an Ordinary Resolution.
30.13
The Directors may, from time to time, and except as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time.

30.14
A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.”